02036973

PE 5-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

E.ON Corporation
(Translation of Registrant's Name Into English)

E.ON Aktiengesellschaft
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

e·on

Press Release

May 17, 2002

E.ON AG launches 7.3 bn € equivalent Issue in the international capital markets

E.ON AG, Düsseldorf, successfully launched its first bond issue in the international capital markets. The bond issue has a total volume of 7.3 bn € (equivalent). As of the total volume 5.15 bn are issued in € and 2.15 bn € equivalent in £. Maturities range from 7 to 30 years. The transaction was oversubscribed by some € 2 bn.

The offering includes the following tranches:

- 4.25 bn € with a coupon of 5.75 %, due May, 29th, 2009. The issue price is 99.523 %, to give a yield of 5.835 %. This is a spread of 72 basispoints versus the 3.75 % Bundesanleihe due 2009. This tranche represents the largest ever 7 year Euro bond issue by a corporate borrower.
- 900 mn €, with a coupon of 6.375 %, due May 29th, 2017. The issue price is 99.834 % to give a yield of 6.393 %. This is a spread of 91 basis points versus the 6 % Bundesanleihe due 2016.
- 500 mn £, with a coupon of 6.375 %, due May 29th, 2017. The issue price is 99.461 % to give a yield of 6.343 %. This is a spread of 105 basis points versus the relevant 5 % UK-Gilt due 2012.
- 850 mn £ with a coupon of 6.375 % due June 7th, 2032. The issue price is 99.675 % to give a yield of 6.399 %. This is a spread of 120 basis points versus the 4.25 % UK-Gilt due 2032.

E.ON AG
E.ON Platz 1
D-40479 Düsseldorf
For information please contact:
Dr. Peter Blau
Phone: +49-211-45 79-628
Fax: +49-211-45 79-629
Josef Nelles
Phone: +49-211-45 79-544
Fax: +49-211-45 79-566
www.eon.com
Presse@eon.com

- The notes are issued off E.ON AG's 7.5 bn € Medium-Term Note Programme. Issuer is E.ON International Finance B.V., Amsterdam. Guarantor in respect of the notes is E.ON AG.

Joint bookrunners are: ABN AMRO, Barclays Capital, Dresdner Kleinwort Wasserstein und Goldman Sachs. Co-Managers are BNP, Commerzbank, CSFB, HSBC, HypoVereinsbank, UBS und WestLB.

e·on

Press Release

May 20, 2002

E.ON Acquires Ruhrgas Stake of RAG and Initiates Divestment of Degussa

E.ON AG, Düsseldorf, today concluded an agreement with RAG Aktiengesellschaft, Essen. Together with the acquisition of other stakes agreed earlier, this agreement will give E.ON a majority interest in Ruhrgas AG. At the same time, E.ON will initiate the divestment of Degussa AG, Düsseldorf, as part of its strategy of focusing on the energy business.

E.ON will purchase from RAG an 18.4 percent stake in Ruhrgas, mainly held via Bergemann GmbH. The purchase price amounts to approximately € 1.9 billion.

In return, RAG will acquire a majority shareholding in Degussa in two stages:

- In the first stage, RAG will submit a public offer at € 38 per Degussa share. Including the dividend of € 1.10 for fiscal 2001 (which will be due on May 21), this price is 11.5 percent above the average share price of the past three months. In the framework of this takeover bid, the number of shares that will be sold by E.ON will be such that, after the completion of this process, both companies will hold equal stakes in Degussa. RAG and E.ON will then jointly manage Degussa as equal partners. This will enable E.ON to continue to support Degussa's ongoing restructuring program. The Chairman of the Supervisory Board will be nominated by RAG.

E.ON AG
E.ON Platz 1
D-40479 Düsseldorf
For more information contact:
Dr. Peter Blau
Phone: +49-211-45 79-628
Fax +49-211-45 79-629
Josef Nelles
Phone: +49-211-45 79-544
Fax +49-211-45 79-566
www.eon.com
Presse@eon.com

- In the second stage, RAG will increase its Degussa stake to a majority holding of 50.1 percent by May 31, 2004. E.ON will sell RAG the shares required for this purpose at the same price that was offered in the takeover bid. RAG will then have control over Degussa. Any shares remaining in the hands of E.ON after this step will preferably be floated on the stock market. This will provide an opportunity for Degussa to continue to be an attractive stock for investors.

Good prospects for Degussa

The transaction that has been agreed gives Degussa in the long term a good strategic perspective and a secure business environment. The globally operating specialty chemicals company will be retained in its entirety. In the framework of RAG's industrial reorientation, Degussa will become a core business area of the RAG Group.

Agreement is subject to antitrust approval

The agreement concluded with RAG will only become effective if the German Ministry of Economics grants the ministerial permit requested by E.ON for taking over a majority shareholding in Ruhrgas. E.ON expects a decision in this matter by mid-July. In addition, the acquisition of Degussa by RAG is also subject to antitrust approval.

e.on

Press Release

May 21, 2002

E.ON Remains Convinced of the Macroeconomic Benefits of a Merger with Ruhrgas

E.ON regrets the German Monopolies Commission's disapproval of the planned acquisition of a majority interest in Ruhrgas, which was published today. After thoroughly examining the Commission's arguments, E.ON will submit its comments to the German Federal Ministry of Economics.

E.ON remains convinced that a merger with Ruhrgas would provide considerable macroeconomic benefits and that it would not hamper competition in the gas market. This position has been corroborated by expert reports drawn up by Professor Carl Christian von Weizsäcker (University of Cologne), Professor Georg Erdmann (Technical University of Berlin) and Professor Hans-Werner Sinn (President of the *Institut für Wirtschaftsforschung* in Munich). In addition, the dissenting opinion of one member of the Commission also demonstrates that there are valid reasons for a merger between E.ON and Ruhrgas.

E.ON AG
E.ON Platz 1
D-40479 Düsseldorf

For more information, please contact:

Dr. Peter Blau
Phone: +49-211-45 79-628
Fax: +49-211-45 79-629

Josef Nalles
Phone: +49-211-45 79-544
Fax: +49-211-45 79-566

www.eon.com
Presse@eon.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned. thereunto duly authorized.

E.ON Aktiengesellschaft

Date: May 21, 2002

By:

Michael C. Wilhelm
Senior Vice President
Accounting